Interim Report

Q2June 30, 2004

Report to Shareholders

One of the most important milestones for a public company arrived for Zi Corporation in the second quarter of 2004-profitability. We reported our first profitable quarter due to the increasing market acceptance of the latest versions of our unique predictive text entry technology coupled with an expanding base of customers and a wireless telecommunications industry that is spreading literally to all corners of the world. And of course China, our largest market and one where we have already established a very significant foothold, continues to expand very rapidly and remains the epicenter.

We are very proud of the financial results we achieved in the second quarter and, when compared either sequentially or to the year earlier period, they demonstrate why we are optimistic about the future.

Zi Corporation total revenue for the second quarter rose 88 percent to $3.4 million, up from $1.8 million in the year earlier period and up sequentially by 13 percent from revenues of $3.0 million in what we considered an outstanding first quarter. Those revenues, coupled with our continuing emphasis on cost containment, allowed us to post net income for the three months ended June 30 of $254,000, or a basic and diluted $0.01 per share, a considerable improvement from the $1.5 million loss, or a $0.04 loss per share, in the 2003 second quarter. For the six months of this year, total revenue increased 49 percent to $6.4 million, from $4.3 million for the first six months of 2003 and the net loss for this year's six months was cut to less than half the loss in the same period last year.

Our growth came, as expected, in our core Zi Technology business unit due to our increased focus on our innovative predictive text technologies, eZiText® and eZiTap™ software. Revenue from this unit in the second quarter was $3.3 million, almost double the $1.7 million for the same period last year. For the first six months of the year, revenue in this unit increased 52 percent to $6.3 million from $4.1 million for the same period last year.

The Zi Technology unit generated an operating profit of $1.3 million in the second quarter of 2004, up from $200,000 in last year's second quarter, and for the first six months of this year the operating profit was $2.0 million up from $400,000 for the first six months of 2003. Revenue in this year's second quarter for our e-Learning business segment remained even year over year at $100,000 and at $200,000 for the first six months of the year.

As of June 30, 2004, our base of royalty paying customers increased to 43 in the quarter, up from 32 in the same period last year. During the quarter, 90 new handset models embedded with eZiText were released into the market, bringing the total to 174 for the year and the overall total to date to 572, almost double the 288 at the end of the first six months of last year.

Our balance sheet as of June 30, 2004 showed cash and cash equivalents of $1.4 million, total assets of $9.7 million, and shareholders' equity of $4.7 million. Subsequent to the close of the quarter, we completed a private placement for gross proceeds of CDN$10 million which will provide financial resources to fund our future product development and strengthen the Company's financial and market position.

We also took an important step in strengthening our senior management team during the second quarter with the addition of Glen Morgan, a veteran wireless telecommunications executive, to be our Senior Vice President Global Sales and Marketing. Glen has more than 17 years of sales and marketing experience, including positions at Ericsson, Mobility Ventures Group and @Mobile (now Openwave), and he is responsible for leading the Company's worldwide sales and marketing efforts.

Although China continues to be our most important market, the recent enhancements to our worldwide language databases is helping us to penetrate markets in Europe, North America, Southeast Asia, India, Latin America and Eastern Europe.

In China, the growth of the market continues to be staggering. It is important to consider these figures because China is our largest market and the world's largest mobile phone market. It is expected that in China 550 billion short messages will be sent by mobile phone users in 2004, a number that could potentially reach 1.4 trillion by 2006. According to reports in the Chinese state press, the Ministry of Information reports that there are 100 million users in China who will double the number of short messages they send this year. China Mobile, the country's largest mobile telecommunications operator, is expected to handle 350 billion short messages in 2004 compared to 170 billion in 2003. China Unicom, the country's number two operator, has forecast it will carry 200 billion short messages this year, four times as many as last year.

This bodes well for Zi Corporation because in China, as in all of the world's markets, end users who are becoming more accustomed to such applications as short messaging are demanding the kinds of products we specialize in - those that make small wireless handsets easier to use and that include a localized text entry interface, which are the hallmarks of our innovative technology. This year we have continued to successfully roll out the new versions of our products to customers with such features as dual language messaging, next word and phrase prediction, more robust language dictionaries for more accurate prediction capabilities, and lingo entry and prediction. These new features are specifically designed for end users who are looking for handsets that operate in their languages and fit their needs.

2 SECOND QUARTER INTERIM

Subsequent to the end of the quarter we won a major new victory when we licensed eZiText to Nanjing Panda Mobile Communications Equipment Company (PMC), the ninth largest handset manufacturer in China. PMC has both design and manufacturing capabilities and is considered one of the fastest growing companies in the Chinese handset market due in part to the wide reach of its parent, Nanjing Panda Electronics Company Limited.

There is no question our innovations have been noticed in the industry. We have been working closely with handset designers and manufacturers and an increasing number of the industry's leaders such as Microsoft and Infineon who are pre-integrating our technology into their platform software products to dramatically reduce time and costs for manufacturing customers. That allowed us to expand the number of new licensees added so far this year to 15 OEMs and ODMs. In the second quarter alone, five Asian handset manufacturers licensed Version 6 of eZiText in a combined total of 16 languages which will be used to address the wireless markets of Korea, India, Vietnam, Indonesia, Western Europe, Russia and other Eastern European countries.

We are encouraged by our excellent progress and firmly believe we are well positioned to continue to build on the momentum we have created in the first six months of this year. We remain convinced that 2004 is a year of tremendous promise for Zi Corporation and we want to thank our employees for their dedication and hard work and our shareholders for their continued support. We look forward to continuing to share with you the progress we make as we go forward.

August 12, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Month Periods Ended June 30, 2004

This discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2004, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 10, to the unaudited interim consolidated financial statements. All financial information herein is presented in United States of America dollars (US dollars), except as otherwise indicated. Readers are also encouraged to read the Company's 2003 annual report, which contain financial statements and notes thereto.

Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP and in Canadian dollars with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements and effective March 31, 2004 initiated reporting in US dollars, with comparative periods restated to US GAAP and US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at June 30, 2004 and December 31, 2003. In addition, costs related to start-up activities and organizational costs are expensed as incurred under US GAAP.

Previously capitalized start-up costs recorded in 1999 related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the Company's unaudited interim consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures.

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation –prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation –Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003 under Canadian GAAP. The Company has adopted this fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption. No such election has been made under US GAAP and as a result a stock compensation expense of $404,042 and $1,157,131 would be recorded under Canadian GAAP for the three and six month periods ended June 30, 2004, respectively, increasing the net loss for these periods under Canadian GAAP to $0.2 million and $2.4 million, respectively. This and other effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 10 to the unaudited interim consolidated financial statements.
Zi Corporation 2004 3

Forward Looking Information

The MD&A may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of the Company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors. These factors include, among others, those listed in "Risk Factors".

Any projections in this MD&A are based on limited information currently available to the Company, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, the Company will not necessarily update the information. Such information speaks only as of the date of this MD&A.

Overview

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Executive Summary of Operating Results
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of US$ except per share amounts)	2004	2003	2004	2003
Revenue	$3,414	$1,820	$6,443	$4,323
Gross margin	3,281	1,680	6,194	4,108
Net income (loss)	254	(1,530)	(1,203)	(2,652)
Total assets	$9,745	$8,862	$9,745	$8,862
Net income (loss) per share – basic and diluted	$0.01	$(0.04)	$(0.03)	$(0.07)
Outstanding shares, weighted average	39,492,560	38,197,409	39,394,876	38,089,761
Outstanding shares, end of period	39,492,560	39,281,821	39,492,560	39,281,821

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.
4 SECOND QUARTER INTERIM

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its Consolidated Financial Statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 101 of the US Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 10 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.
Zi Corporation 2004 5

Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Three Months Ended June 30, 2004

Revenue

Total revenue for the three-months ended June 30, 2004 was $3.4 million, an increase of 88 percent or $1.6 million over second quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.3 million compared to $1.7 million for the same period a year ago. Other product revenue from e-Learning was $0.1 million for the quarter compared to $0.1 million a year earlier.

In this quarter, we earned royalties from 43 eZiText licensees compared to 32 in the same period a year earlier. In the three months ended June 30, 2004, 90 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 572 compared to 288 a year earlier. Revenue under a fixed price maintenance contract with SonyEricsson ceased during the quarter as a result of contract expiry. Although the Company continues to have other agreements in place with SonyEricsson, the revenue decline from this licensee in the quarter, included in the overall revenue increase, was $0.25 million.

Gross margin on revenue was $3.3 million for the second quarter of 2004, an increase of 95 percent over last year's level of $1.7 million. Gross margin this quarter increased to 96 percent of revenue compared to 92 percent in the second quarter of the prior year.

Operating costs and expenses

Selling, general and administrative expense ("SG&A") in the three months ended June 30, 2004 increased by $0.2 million to $2.2 million from the same period a year earlier. Fixed costs period to period were generally lower, offset by higher sales commissions payable on increased revenue volume and costs associated with changes in financial reporting currency and GAAP. Product research and development expense decreased by $0.1 million year over year to $0.3 million. Gross expenditures on product development before capitalization, period over period increased by $0.6 million reflecting the Company's focused efforts on developing dramatically new and improved language database software. In the three month period ended June 30, 2004, the Company capitalized $0.9 million in software development costs.

6 SECOND QUARTER INTERIM

Depreciation and amortization decreased by $0.1 million in the second quarter of 2004 compared to the same period a year earlier. The decrease in depreciation and amortization is due to lower levels of unamortized software development costs. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets. In the second quarter of 2004, other interest expense decreased to $15,000 from $0.2 million in the prior period. Other interest expense in the three month period ended June 30, 2003 included the amortized portion of deferred financing cost of $0.1 million and interest expense both related to a note payable of $3.24 million repaid June 20, 2004. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable and repaid this note July 20, 2004, as further discussed in the "Liquidity and Capital Resources" section of this MD&A. Other interest in the three months ended June 30, 2004 is effectively interest on the $1 million loan.

Net income was $0.3 million for the three-month period end June 30, 2004 compared to a net loss of $1.5 million a year earlier. Net income in the current period includes: $1.3 million operating profit from the Zi Technology business segment; $0.3 million loss from the e-Learning business segment; and $0.8 million loss for other corporate costs including public company operating costs and non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. Principal reasons for the improvement in profitability is higher gross margins on higher revenue of $1.6 million, lower product research and development expense of $0.1 million and lower interest charges of $0.1 million.

Six Months Ended June 30, 2004

Revenue

Total revenue for the six-months ended June 30, 2004 was $6.4 million, an increase of 49 percent or $2.1 million over the same period a year earlier. Revenue from Zi Technology and its text input applications was $6.3 million compared to $4.1 million for the same period a year ago. Revenue under a fixed price maintenance contract with SonyEricsson ceased during the quarter as a result of contract expiry. Although the Company continues to have other agreements in place with SonyEricsson, the revenue decline from this licensee in the six month period ended June 30, 2004, included in the overall revenue increase was $0.25 million. Other product revenue from e-Learning was $0.2 million for the six month period ended June 30, 2004 and 2003.

The six month period ended June 30, 2004, we earned royalties from 49 eZiText licensees compared to 32 in the same period a year earlier. In the six months ended June 30, 2004, 174 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 572 compared to 288 a year earlier.

Gross margin on revenue was $6.2 million for the six month period ended June 30, 2004, an increase of 51 percent over last year's level of $4.1 million. Gross margin for the six month period ended June 30, 2004 increased slightly to 96 percent of revenue compared to 95 percent in the same period of the prior year.

Operating costs and expenses

SG&A in the six months ended June 30, 2004 increased $1.3 million to $5.5 million from the same period a year earlier. The increase of $1.3 million is due to $1.5 million in non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. In the first six months of 2003, $0.5 million of non-cash compensation expense was incurred. Excluding these non-cash expenses, SG&A increased $0.3 million reflecting lower fixed costs period to period, offset by higher sales commissions payable on increased revenue volume and costs associated with changes in financial reporting currency and GAAP. Product research and development expense increased by $0.1 million year over year to $1.0 million reflecting costs associated with specific customer contracts. Gross expenditures on product development before capitalization, period over period increased by $0.7 million reflecting the Company's focused efforts on developing dramatically new and improved language database software. In the six month period ended June 30, 2004, the Company capitalized $0.9 million in software development costs.

Depreciation and amortization decreased by $0.3 million in the first six months of 2004 compared to the same period a year earlier. The decrease in depreciation and amortization is due to lower levels of unamortized software development costs. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets. For the first six months of 2004, other interest expense decreased $0.5 million to approximately $30,000 from the prior year period. Other interest expense in the six month period ended June 30, 2003 included the amortized portion of deferred financing cost of $0.5 million and interest expense both related to a note payable of $3.24 million repaid June 20, 2004. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable and repaid this note July 20, 2004, as further discussed in the "Liquidity and Capital Resources" section of this MD&A. Other interest in the six months ended June 30, 2004 is effectively interest on the $1 million loan.

The net loss was $1.2 million for the six-month period end June 30, 2004 compared to $2.7 million a year earlier. The net loss in the current period includes: $2.0 million operating profit from the Zi Technology business segment; $0.5 million loss from the e-Learning business segment; and $2.7 million loss for other corporate costs including public company operating costs and non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. Principal reasons for the improvement in profitability is higher gross margins on higher revenue of $2.1 million, lower depreciation and amortization of $0.3 million, lower interest expense of $0.5 million, offset by increased SG&A of $1.3 million, increased product research and development expense of $0.1 million and increased litigation and legal expense of $0.1 million.

Liquidity and Capital Resources

At June 30, 2004, the Company held $1.4 million in cash and cash equivalents. During the three months ended June 30, 2004, the Company had net cash outflow of $0.8 million, representing $0.5 million of working capital utilization, $0.9 million of software development costs, offset, in part by $0.4 million of cash flow before changes in non-cash working capital. On July 16, 2004 the Company completed a private placement of CDN $10 million.

Cash flow applied to operations for the first six months of 2004 was $0.3 million compared to $1.1 million for the same period in 2003. Included in the $0.3 million of cash utilized was $0.75 million representing the final scheduled installment under a settlement agreement with AOL. Excluding the AOL final payment, cash flow provided by operations was $0.42 million. The net decrease of $0.8 million in cash applied to operations between these periods represents, principally, increased revenue and gross margin of $2.1 million, decreased other interest expense of $0.5 million, offset by increased SG&A of $0.3 million, increased product research and development expense of $0.1 million, increased litigation and legal of $0.1 million and funds applied to non-cash working capital of $1.2 million.

The Zi Technology business segment that offers the eZiText product operated at a profitable level while maintaining a modest level of investment in future technology initiatives. The Company is actively seeking to divest of the Chinese portion of Zi's e-Learning business investment.
Zi Corporation 2004 7

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of CDN$9,070,791. Net proceeds includes a non-cash item of $0.2 million representing 218,182 agent warrants payable under the financing. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. The agent options vest immediately and expire, if unexercised two years from the date of grant. The Company will account for the agent options in accordance with SFAS No. 123 and recognize as part of common share issue costs CDN$183,132, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable. The note payable's interest rate was the prime rate plus one percent, payable monthly. The loan was secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the note was repaid in full.

Capital requirements for the remainder of 2004 include, among other things, costs to carry Oztime until it is divested and the product development costs related to the Company's core technology products.

Risks and Uncertainties

Zi is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks, among others, arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.
8 SECOND QUARTER INTERIM

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

• the growth trends in the input technology industry;

• new product development;

• global economic conditions and uncertainties in the geopolitical environment;

• financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services;

• the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies;

• dependence on the introduction and market acceptance of new product offerings and standards;

• rapid technological and market change;

• matters affecting Zi's principal shareholder;

• litigation involving patents, intellectual property, and other matters;

• the ability to recruit and retain key personnel;

• Zi's ability to manage financial risk;

• currency fluctuations and other international factors;

• potential volatility in operating results; and

• other factors listed in Zi's filings with the Securities and Exchange Commission.

Consolidated Balance Sheets
	June 30,	December 31,
(United States of America Dollars)	2004	2003
	US GAAP	US GAAP
	(unaudited)
A S S E T S	(note 2)	(note 2)
Current assets
Cash and cash equivalents	$1,362,546	$2,366,885
Accounts receivable – net allowance of $89,400 (December 31, 2003 – $507,640)	3,669,855	4,053,451
Prepayments and deposits	608,153	399,767
Total current assets	5,640,554	6,820,103
Notes receivable	2,000,000	2,000,000
Capital assets – net (note 3)	919,010	1,097,585
Intangible assets – net (note 4)	1,185,579	587,720
Investment in significantly influenced company (note 5)	–	–
	$9,745,143	$10,505,408

L I A B I L I T I E S A N D S H A R E H O L D E R S ' E Q U I T Y

Current liabilities
Accounts payable and accrued liabilities (note 11)	$3,374,066	$4,099,307
Deferred revenue	593,916	1,099,573
Notes payable (note 6)	1,000,000	1,000,000
Current portion of capital lease obligations	21,945	22,095
Total current liabilities	4,989,927	6,220,975
Capital lease obligations	14,205	3,340
	5,004,132	6,224,315

Contingent liabilities and guarantees (note 8)

S H A R E H O L D E R S ' E Q U I T Y
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 39,492,560 (2003 – 39,371,560)
issued and outstanding	96,380,831	94,713,461
Accumulated deficit	(90,895,843)	(89,692,897)
Accumulated other comprehensive loss	(743,977)	(739,471)
	4,741,011	4,281,093
	$9,745,143	$10,505,408
See accompanying notes to consolidated financial statements.

ZI CORPORATION 2004 9

Consolidated Statements of Loss and Deficit

Three Months Ended June 30 (unaudited) (United States of America Dollars)		2004		2003	2003
		US GAAP		US GAAP	CDN GAAP
				(note2)
Revenue
License and implementation fees	$	$ 3,311,669		$1,729,649	$1,729,649
Other product revenue		102,228		90,466	90,466
		3,413,897		1,820,115	1,820,115
Cost of sales
License and implementation fees		110,428		135,243	135,243
Other		22,669		4,483	4,483
		133,097		139,726	139,726
Gross margin		3,280,800		1,680,389	1,680,389
Operating expenses
Selling general and administrative		(2,242,699)		(2,058,522)	(2,058,522)
Litigation and legal (note 8)		(248,743)		(188,211)	(188,211)
Product research and development		(289,071)		(426,457)	(426,457)
Depreciation and amortization		(241,961)		(358,886)	(358,886)
Foreign exchange gain				–	21,426
Operating income (loss) before undernoted		258,326		(1,351,687)	(1,330,261)
Interest on long term debt		(3,640)		(2,947)	(2,947)
Other interest		(11,842)		(182,850)	(182,850)
Interest income and other income		11,264		7,769	7,769
Equity interest in loss of significantly influenced company (note 5)			–
Net income (loss)		254,108		(1,529,715)	(1,508,289)
Deficit, beginning of period		(91,149,951)		(87,883,866)	(64,348,494)
Deficit, end of period		$(90,895,843)		$(89,413,581)	$(65,856,783)
Earnings (loss) per share
Basic		$0.01		$(0.04)	$(0.04)
Diluted		$0.01		$(0.04)	$(0.04)
Weighted average common shares		39,492,560		38,197,409	38,197,409
Common shares outstanding, end of period		39,492,560		39,281,821	39,281,821

See accompanying notes to consolidated financial statements.

10 SECOND QUARTER INTERIM

Consolidated Statements of Loss and Deficit

Six Months Ended June 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)
Revenue
License and implementation fees	$6,282,280	$4,139,888	$4,139,888
Other product revenue	160,914	182,651	182,651
	6,443,194	4,322,539	4,322,539
Cost of sales
License and implementation fees	204,746	196,220	196,220
Other	44,408	18,077	18,077
	249,154	214,297	214,297
Gross margin	6,194,040	4,108,242	4,108,242

Operating expenses

Selling general and administrative	(5,513,736)	(4,182,401)	(4,182,401)
Litigation and legal (note 8)	(389,751)	(291,637)	(291,637)
Product research and development	(1,018,723)	(967,636)	(967,636)
Depreciation and amortization	(461,006)	(775,193)	(775,193)
Foreign exchange gain	–	–	84,813
Operating loss before undernoted	(1,189,176)	(2,108,625)	(2,023,812)
Interest on long term debt	(3,972)	(6,818)	(6,818)
Other interest	(26,767)	(553,497)	(553,497)
Interest income and other income	16,969	17,147	17,147
Equity interest in loss of significantly influenced company (note 5)	–	–	–
Net loss	(1,202,946)	(2,651,793)	(2,566,980)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(90,895,843)	$(89,413,581)	$(65,856,783)
Basic and diluted loss per share	$(0.03)	$(0.07)	$(0.07)
Weighted average common shares	39,394,876	38,089,761	38,089,761
Common shares outstanding, end of period	39,492,560	39,281,821	39,281,821
See accompanying notes to consolidated financial statements.

ZI CORPORATION 2004 11

Consolidated Statements of Cash Flows

Three Months Ended June 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)
Net cash flow used in operating activities:
Net income (loss)	$254,108	$(1,529,715)	$(1,508,289)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	2,638	(1,042)	(1,042)
Depreciation and amortization	241,961	358,885	358,885
Non-cash consultant compensation	12,715	–	–
Non-cash compensation expense	50,593	477,451	477,451
Non-cash interest expense	–	44,827	44,827
Decrease (increase) in non-cash working capital (note 11)	(478,485)	95,190	95,190
Cash flow from (used in) operating activities	83,530	(554,404)	(532,978)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	2,490,578	2,490,578
Issuance (settlement) of note payable	–	(3,270,000)	(3,270,000)
Payment of capital lease obligations	(9,008)	(29,891)	(29,891)
Cash flow from (used in) financing activities	(9,008)	(809,313)	(809,313)

Cash flow from (used in) investing activities:
Purchase of capital assets	(12,042)	(11,980)	(11,980)
Proceeds from capital dispositions	–	216	216
Software development costs	(866,804)	(166,869)	(166,869)
Cash flow from (used in) investing activities	(878,846)	(178,633)	(178,633)
Effect of foreign exchange rate changes on cash and cash equivalents	(2,943)	21,426	–
Net cash outflow	(807,267)	(1,520,924)	(1,520,924)
Cash and cash equivalents, beginning of period	2,169,813	3,075,334	3,075,334
Cash and cash equivalents, end of period	$1,362,546	$1,554,410	$1,554,410
Supplemental cash flow information
Cash paid for interest	$15,482	$140,970	$140,970
See accompanying notes to consolidated financial statements.

12 SECOND QUARTER INTERIM

Consolidated Statements of Cash Flows

Six Months Ended June 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)
Net cash flow used in operating activities:
Net loss	$(1,202,946)	$(2,651,793)	$(2,566,980)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	2,790	(1,042)	(1,042)
Depreciation and amortization	461,006	775,193	775,193
Non-cash consultant compensation	447,872	–	–
Non-cash compensation expense	1,017,451	477,451	477,451
Non-cash interest expense	–	95,344	95,344
Decrease (increase) in non-cash working capital (note 11)	(1,055,688)	192,920	192,920
Cash flow from (used in) operating activities	(329,515)	(1,111,927)	(1,027,114)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	202,047	2,733,759	2,733,759
Issuance (settlement) of note payable	–	(3,300,000)	(3,300,000)
Payment of capital lease obligations	10,715	(54,973)	(54,973)
Cash flow from (used in) financing activities	212,762	(621,214)	(621,214)
Cash flow from (used in) investing activities:
Purchase of capital assets	(12,896)	(12,138)	(12,138)
Proceeds from capital dispositions	–	2,667	2,667
Software development costs	(870,184)	(174,323)	(174,323)
Cash flow from (used in) investing activities	(883,080)	(183,794)	(183,794)
Effect of foreign exchange rate changes on cash and cash equivalents	(4,506)	84,813	–
Net cash outflow	(1,004,339)	(1,832,122)	(1,832,122)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$1,362,546	$1,554,410	$1,554,410
Non cash financing activity
Equipment acquired under capital lease	$29,188	$–	$–
Supplemental cash flow information
Cash paid for interest	$30,739	$464,971	$464,971

ZI CORPORATION 2004 13

Notes to the Consolidated Financial Statements
Three and Six Month Periods Ended June 30, 2004

1	NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 10. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements, which were prepared in accordance with US GAAP and are included in our Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at June 30, 2004 and December 31, 2003. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were initially incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 10 includes explanations of significant differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these financial statements.

Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive net income was as follows:

14 SECOND QUARTER INTERIM

	Three Months ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Other comprehensive income (loss)
Foreign currency gain (loss)	$(2,943)	$21,426	$(4,506)	$84,813
Other comprehensive income (loss)	(2,943)	21,426	(4,506)	84,813
Net income (loss) for the period	254,108	(1,529,715)	(1,202,946)	(2,651,793)
Comprehensive net loss for the period	$251,165	$(1,508,289)	$(1,207,452)	$(2,566,980)

Stock options and restricted stock units At June 30, 2004, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose proform a net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net income (loss):
As Reported	$254,108	$(1,529,715)	$(1,202,946)	$(2,651,793)
Stock compensation expense	(624,307)	(884,303)	(1,191,685)	(1,607,701)
Pro forma net loss	370,199	(2,414,018)	(2,394,631)	(4,259,494)
Net loss per common share:
As Reported	$0.01	$(0.04)	$(0.03)	$(0.07)
Stock compensation expense	(0.02)	(0.02)	(0.03)	(0.04)
Pro forma net loss	(0.01)	(0.06)	(0.06)	(0.11)
Employee stock options issued during period	104,500	1,377,532	786,000	1,587,532
Weighted average fair value of options granted during the period	1.04	1.26	1.18	1.33

the foregoing information is calculated in accordance with the Black-Scholes model, using the following data and assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Risk free interest rate	3.94%	3.862%	3.582%	3.849%
Expected life in years	5	4.7	5	4.452
Expected dividend yield	0%	0%	0%	0%
Volatility	46%	63%	45%	67%

ZI CORPORATION 2004 15

3	CAPITAL ASSETS
		Accumulated	Net book
	Cost	amortization	value
June 30, 2004
Computer and office equipment	$2,799,553	$1,982,912	$816,641
Leasehold improvements	227,478	125,109	102,369
	$3,027,031	$2,108,021	$919,010
December 31, 2003
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	581,664	438,675	142,989
	$3,370,464	$2,272,879	$1,097,585

4	INTANGIBLE ASSETS
		Accumulated	Net book
	Cost	amortization	value
June 30, 2004
Patent	$509,235	$250,525	$258,710
Software development costs	6,925,819	5,998,950	926,869
	$7,435,054	$6,249,475	$1,185,579
December 31, 2003
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	–
	$12,627,262	$12,039,542	$587,720

5	EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45% interest in MLG received upon the disposition of the Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the three and six month periods ended June 30, 2004 have not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

6	NOTES PAYABLE

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bears interest at the prime rate (4.5 percent at December 31, 2003) plus one percent, payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid, in full, this demand loan (note 13).

On December 5, 2002, the Company borrowed $3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of CDN$3.62 per share. A commitment fee of $300,000 was paid upon funding. The first extension terms included a four percent extension fee of $130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

16 SECOND QUARTER INTERIM

7	SHARE CAPITAL
Capital stock
	Shares		Additional
	outstanding	Amount	paid-in capital
Common shares outstanding – December 31, 2003	39,371,560	93,957,652	$755,809
Exercise of options	121,000	202,047	–
Issuance of RSU's	–	–	966,858
Issuance of non-employee stock options	–	–	435,157
Common shares outstanding – March 31, 2004	39,492,560	94,159,699	$2,157,824
Issuance of RSU's	–	–	50,593
Issuance of non-employee stock options	–	–	12,715
Common shares outstanding – June 30, 2004	39,492,560	$94,159,699	$2,221,132

Common share warrants

During the three and six month periods ended June 30, 2004, nil and 121,000 stock options were exercised for proceeds of nil and $202,047, respectively. During the three and six month periods ended June 30, 2004, 104,500 and 1,186,000 stock options, respectively, were granted by the Company and as at June 30, 2004, the Company has a total of 6,329,570 outstanding options, which expire over a period of one to five years. The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized as part of selling, general and administrative expense $12,715 and $447,872 for the three and six month periods end June 30, 2004, respectively, calculated by using the Black-Scholes option pricing model.

During the three and six month periods ended June 30, 2004, nil and 250,000 RSU's were granted by the Company, respectively, for a total of 378,571 RSU's outstanding at June 30, 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three and six month periods ended June 30, 2004, as part of selling, general and administration expense, $50,592 and $1,017,450, respectively, of compensation expense related to these outstanding RSU's calculated by using the Black-Scholes option pricing model.

At June 30, 2004, the Company had 500,000 share purchase warrants outstanding as a result of a June 19, 2003 private placement of 1.0 million units priced at $2.00 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of CDN$9,070,791 (note 13). Net proceeds include a non-cash charge of CDN$186,132 as a result of granting 218,182 stock options for services rendered related to this private placement by an agent, calculated by using the Black-Scholes option pricing model. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

ZI CORPORATION 2004 17

8	CONTINGENT LIABILITIES AND GUARANTEES

The $9 million damages judgement awarded to Tegic Communications Inc. was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and the final installment of $0.75 million was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

9	SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

			Revenue
		License and	Software		Operating
	Three Months Ended June 30	implementation fees	and other	Total	profit (loss)
2004	Zi Technology	$3,311,669	$–	$3,311,669	$1,306,026
	e-Learning	–	102,228	102,228	(255,337)
	Other	–	–	–	(792,363)
	Total	$3,311,669	$102,228	$3,413,897	$258,326
2003	Zi Technology	$1,729,649	$3,737	$1,733,386	$173,499
	e-Learning	–	86,729	86,729	(301,739)
	Other	–	–	–	(1,223,447)
	Total	$1,729,649	$90,466	$1,820,115	$(1,351,687)
	Six Months Ended June 30,
2004	Zi Technology	$6,282,280	$–	$6,282,280	$2,011,595
	e-Learning	–	160,914	160,914	(530,364)
	Other	–	–	–	(2,670,407)
	Total	$6,282,280	$160,914	$6,443,194	$(1,189,176)
2003	Zi Technology	$4,139,888	$3,737	$4,143,625	$417,508
	e-Learning	–	178,914	178,914	(576,770)
	Other	–	–	–	(1,949,363)
	Total	$4,139,888	$182,651	$4,322,539	$(2,108,625)

	June 30,	December 31,
Identifiable assets	2004	2003
Zi Technology	$4,840,983	$5,481,518
e-Learning	1,275,829	652,131
Other	3,628,331	4,371,759
Total	$9,745,143	$10,505,408
18 SECOND QUARTER INTERIM

Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

		Revenue
	License and	Software		Operating
Three Months Ended June 30	implementation fees	and other	Total	profit (loss)
2004 Canada	$1,551,848	$2,001	$1,553,849	$(144,317)
China	1,391,450	100,227	1,491,677	497,486
USA	368,371	–	368,371	(70,175)
Other	–	–	–	(24,668)
Total	$3,311,669	$102,228	$3,413,897	$258,326
2003 Canada	$566,569	$4,006	$570,575	$(1,442,742)
China	581,994	86,460	668,454	(215,357)
USA	581,086	–	581,086	342,662
Other	–	–	–	(36,250)
Total	$1,729,649	$90,466	$1,820,115	$(1,351,687)
Six Months Ended June 30,
2004 Canada	$3,140,561	$5,249	$3,145,810	$(1,682,727)
China	2,226,580	155,665	2,382,245	515,300
USA	915,139	–	915,139	54,739
Other	–	–	–	(76,488)
Total	$6,282,280	$160,914	$6,443,194	$(1,189,176)
2003 Canada	$1,321,226	$8,274	$1,329,500	$(2,261,022)
China	1,272,804	174,377	1,447,181	(449,910)
USA	1,545,858	–	1,545,858	664,026
Other	–	–	–	(61,719)
Total	$4,139,888	$182,651	$4,322,539	$(2,108,625)

			June 30,	December 31,
Identifiable assets			2004	2003
Canada			7,867,728	6,709,051
China			1,094,228	2,878,987
USA			648,072	764,637
Other			135,115	152,733
Total			9,745,143	10,505,408

10	SUMMARY OF MATERIAL DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP

The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except as set forth below. The Company's consolidated balance sheets, statements of loss and cash flows were presented in Canadian dollars using Canadian GAAP in 2002 and all previous periods.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. US GAAP does not allow for such reclassification. This reclassification has no effect on net shareholders' equity as at December 31, 2003 and June 30, 2004.

ZI CORPORATION 2004 19

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 2 under US GAAP.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

	2004	2003	2004	2003
Net income (loss) as reported in accordance with US GAAP	$254,108	$(1,529,715)	$(1,202,946)	$(2,651,793)
Adjustments:
Foreign exchange gain (loss)	(2,943)	21,426	(4,506)	84,813
Stock option compensation expense	(404,042)	–	(1,157,131)	–
Total adjustments	(406,985)	21,426	(1,161,637)	84,813
Net loss under Canadian GAAP	$(152,877)	$(1,508,289)	$(2,364,583)	$(2,566,980)
Loss per share under Canadian GAAP	$(0.004)	$(0.04)	$(0.06)	$(0.07)

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:
	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Weighted average number of shares	39,492,560	38,197,409	39,394,876	38,089,761

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company is required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Unlike under US GAAP (note 2), these rules do not apply to awards existing prior to 2002 except for those awards that call for settlement in cash or other assets.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation – prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation –Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption.

20 SECOND QUARTER INTERIM

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:
	Three Months Ended	Six Months Ended
Compensation costs	June 30, 2003	June 30, 2003
Net loss	$(1,529,715)	$(2,651,793)
Add: Stock compensation expense	(884,303)	(1,607,701)
Net loss, pro forma	$(2,414,018)	$(4,259,494)
Basic net loss per share	$(0.04)	$(0.07)
Add: Stock compensation expense	(0.02)	(0.04)
Basic net loss per share, pro forma	$(0.06)	$(0.11)

Consolidated balance sheets
The application of Canadian GAAP would have the following effects on balance sheet items as reported:
	Six Months Ended	Year Ended
Shareholders' equity	June 30, 2004	December31, 2003
Shareholders' equity under Canadian GAAP, beginning of period	$1,703,335	$3,500,823
Share capital issued	202,047	566,871
Contributed surplus	1,465,323	2,982,055
Net loss	(1,202,946)	(2,931,109)
Adjustments to net loss for the period under Canadian GAAP	(757,595)	(2,415,305)
Shareholders' equity under Canadian GAAP, end of period	$1,410,164	$1,703,335

11	SUPPLEMENTAL FINANCIAL INFORMATION

Accounts payable and accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities				June 30, 2004	December31, 2003
Trade accounts payable				$423,305	$442,788
Litigation and legal				1,195,278	2,037,643
Compensation				1,263,676	1,118,735
Other accrued liabilities				491,807	500,141
Total				$3,374,066	$4,099,307

Non-cash working capital
The following balances are included as part of non-cash working capital:
	Three months Ended June 30,			Six months Ended June 30,
Non-cash working capital	2004		2003	2004	2003
Accounts receivable	$(99,478)	$	$ 527,989	$383,596	$306,106
Work-in-progress and inventory	–		33,719	–	33,642
Prepayments and deposits	64,657		(196,459)	(208,386)	55,198
Accounts payable and accrued liabilities	(305,205)		(482,406)	(725,241)	(529,348)
Deferred revenue	(138,459)		212,347	(505,657)	327,322
(Decrease) increase in non-cash working capital	$(478,485)	$	$ 95,190	$(1,055,688)	$192,920

ZI CORPORATION 2004 21

Earnings (loss) per share

The following table shows the computation of basic and diluted earnings per share:

Numerator:	Three Months Ended June 30, 2004
Net income applicable to common shareholders for basic and diluted earnings per share	$254,108
Denominator:
Weighted average shares outstanding for basic earnings per share	39,492,560
Effect of dilutive securities:
Stock options and RSU's	713,759
Share purchase warrants	79,832
Adjusted weighted average shares outstanding and assumed conversions for dilutive earnings per share	40,286,151

For the three and six month periods ended June 30, 2004, anti-dilutive stock options, warrants and performance based escrowed shares of 4,732,699 and 6,829,570, respectively, have been excluded in the calculation of diluted earnings (loss) per share. For the three and six month periods ended June 30, 2003, 6,121,677 have been excluded in the calculation of diluted loss per share.

12	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

13	SUBSEQUENT EVENTS

Private Placement

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of CDN$9,070,791. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. As part of the consideration for services rendered by an agent related to this private placement, the Company has granted 218,182 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised two years from the date of grant. The Company will account for these options in accordance with SFAS No. 123 and recognize as part of common share issue costs CDN$183,132, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

Note Payable

On July 20, 2004, the Company repaid, in full, the outstanding note payable of $1,000,000 (note 6).

22 SECOND QUARTER INTERIM

Corporate Information
Directors	Additional information is available on the Company's website or by contacting:
Derrick R. Armstrong
Director	Investor Relations
T 403.233.8875
Howard R. Balloch	F 403.233.8878
Director	E investor@zicorp.com
W www.zicorp.com
Donald Hyde
Director	Banker
HSBC Bank Canada
Michael E. Lobsinger
Chairman of the Board	Legal Counsel
Ladner Gervais LLP
Rod M. Love	Barristers and Solicitors
Director
Auditor
Thompson MacDonald	Deloitte & Touche LLP
Director
Transfer Agent
Michael Mackenzie	Olympia Trust Company
Director
Stock Exchange Listing
Senior Management Team	Nasdaq: ZICA
Mike Donnell	Toronto Stock Exchange: ZIC
President and Chief Executive Officer

Dale Kearns
Chief Financial Officer

Zi Corporation 2004 23